SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13D	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HOLIDAY RV SUPERSTORES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

434902 10 2

(CUSIP Number)

Stephen Adams

2575 Vista del Mar Drive, Ventura CA  93001

Phone:  (805) 667-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Check the following box if a fee is being paid with the statement (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (see Rule 13d-7). ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 434902 10 2

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stephen Adams as the grantor and sole trustee of The Stephen Adams Living Trust and as controlling person of AGHI Finance Co, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,732,777 (1)(2)(3)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,732,777 (1)(2)(3)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,732,777 (1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 286.8% (2)(3)

14.	Type of Reporting Person (See Instructions) IN

Footnotes of Facing Sheet for Stephen Adams

(1)                                  Adjusted for 10 for 1 reverse stock split on August 7, 2002.

(2)                                  Includes 25,000 shares that are to be issued as part of the units purchased under the securities purchase agreement dated as of December 31, 2001.

(3)                                  Of the shares reported, (a) the following are owned by The Stephen Adams Living Trust:  300,000 shares represent shares of common stock issuable upon conversion of Series A Preferred Stock, 300,000 shares represent shares of common stock issuable upon conversion of Series AA-2 Preferred Stock, 150,000 shares issuable upon exercise of warrants to purchase common stock, and 25,000 shares referred to in footnote (2) above, and (b) the following shares are owned by AGHI Finance Co, LLC:  1,777,777 shares represent shares issuable upon conversion of $1.6 million of convertible debt that is convertible at the lower of $5.00 or the closing bid price on the trading date immediately preceding the notice of conversion based on the closing bid price of $.90 per share on September 17, 2002, and 953,000 shares issuable upon exercise of warrants to purchase common stock..  The Reporting Person has been advised by the Issuer that shareholder approval has been obtained for the conversion of the Series A Preferred Stock, the Series AA Preferred Stock (and related warrants) and the $1.6 million convertible note (and related warrants).  For the purposes of this filing, shares of stock into which such instruments are convertible are assumed to be converted at a conversion price of $5.00 per share except for the $1.6 million convertible note which is convertible at the lower of $5.00 per share or the closing bid price on the trading date immediately preceding the notice of conversion.  For the purposed of this filing, the shares of common stock issuable upon conversion of the $1.6 million convertible debt are based on the trading of $.90 per share on September 17, 2002.  The instruments by virtue of which the preferred shares, warrants and convertible debt were issued contain anti-dilution provisions which, if applicable, could result in conversion at a significantly lower price.  If the $1.6 million convertible note is converted at the closing bid price of $.90 per share on September 17, 2002, the conversion price for the Series A Preferred Stock (and the exercise price of the related warrants) would be adjusted to $.90 per share under these anti-dilution provisions.  However, for the purposes of this filing, no adjustment to the conversion price of the Series A Preferred Stock or the exercise price of the related warrants is assumed because the $1.6 million convertible debt has not actually been converted.  Based on information provided by Issuer, there are approximately 953,000 shares of its common stock outstanding.

Item 1.                    Security and Issuer.

                This statement relates to the common stock, $.001 par value, (the “Common Stock”) of Holiday RV Superstores, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 200 East Broward Street, Suite 920, Ft. Lauderdale, FL 33301.

Item 2.                    Identity and Background.

(a)           The name of the person filing this statement is:  Stephen Adams, a Connecticut resident, as the grantor and sole trustee of The Stephen Adams Living Trust, a revocable trust, and as the controlling person of AGHI Finance Co, LLC, that acquired the securities which the subject of this Schedule 13D.

(b)           The business address for the Reporting Person is 2575 Vista del Mar Drive, Ventura CA  93001.

(c)           The principal occupation of the Reporting Person is as Chairman of Affinity Group Holding, Inc. and its subsidiaries, whose address is 2575 Vista del Mar Drive, Ventura CA  93001.

(d)           During the last five years, the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Stephen Adams is a citizen of the United States of America.

Item 3.                    Source and Amount of Funds or Other Consideration.

All information presented in this Amendment No. 2 to Schedule 13D has been adjusted for the 10 for 1 reverse stock split of the Common Stock on August 7, 2002.

On January 8, 2002, The Stephen Adams Living Trust purchased 150 units of Issuer’s securities at $10,000 per unit for an aggregate of $1,500,000.  A unit consisted of 100 shares of a newly created Series A Preferred Stock, warrants to purchase 500 shares of Common Stock at $5.00 per share and 166.667 shares of Common Stock since the Issuer did not complete a committed sale and lease transaction with an affiliate of the Reporting Person as originally contemplated.  The purchases were funded from personal funds of Mr. Adams.  The Reporting Person acquired a total of (a) 15,000 shares of Series A Preferred Stock that are convertible into 300,000 shares of

Common Stock at the conversion price of $5.00, (b) warrants to purchase 75,000 shares of Common Stock at the warrant exercise price of $5.00 per share, and (c) the right to receive 25,000 shares of Common Stock since the Issuer did not complete a sale and lease transaction with an affiliate of the Reporting Person as originally contemplated.  The Series A Preferred Stock and related warrants contain anti-dilution provisions which, if applicable, could result in conversion at a significantly lower price, including provisions that reduce the conversion (exercise) price to the price at which the Issuer sells shares of Common Stock at less than the then conversion or exercise price except for certain issuances.

On March 20, 2002, The Stephen Adams Living Trust purchased 150 units of Issuer’s securities at $10,000 per unit for an aggregate of $1,500,000.  A unit consisted of 100 shares of a newly created Series AA-2 Preferred Stock and warrants to purchase 500 shares of Common Stock at $5.00 per share.  The purchases were funded from personal funds of Mr. Adams.  The Reporting Person acquired a total of (a) 15,000 shares of Series AA-2 Preferred Stock convertible into 300,000 shares of Common Stock at the conversion price of $5.00 per share, and (b) warrants to purchase 75,000 shares of Common Stock at $5.00 per share.  The Series AA-2 Preferred Stock and related warrants contain anti-dilution provisions which, if applicable, could result in conversion at a significantly lower price, including provisions that reduce the conversion (exercise) price to the price at which the Issuer sells shares of Common Stock at less than the then conversion or exercise price except for certain issuances.

Also, on March 20, 2002, AGHI Finance Co, LLC, (“AGHI”) a Delaware limited liability company controlled by Mr. Adams, entered into a loan transaction with the Issuer, pursuant to which AGHI loaned Issuer $1,600,000 (the “Convertible Debt”) due March 20, 2003 with interest at the rate of 20% per annum, payable monthly.  The Convertible Debt is convertible at the option of AGHI Finance into Issuer’s Common Stock at the lower of $5.00 per share or the closing bid price of Issuer’s common stock on the trading day immediately prior to the notice of conversion.  Based on the closing bid price of $.90 per share for the Common Stock on September 17, 2002, the Convertible Debt is convertible into 1,777,777 shares of Issuer’s Common Stock.  As part of the loan transaction, AGHI received a warrant to purchase 180,000 shares of Issuer’s Common Stock at $5.00 per share.  The Issuer has the right to pay a portion of the interest on the Convertible Debt and certain additional fees in shares of Issuer’s Common Stock or cash.  The warrant issued in connection with the Convertible Debt contains anti-dilution provisions which, if applicable, could result in conversion at a significantly lower price, including a provision that reduce the exercise price to the price at which the Issuer sells shares of Common Stock at less than the then exercise price except for certain issuances.

On September 13, 2002, the Stephen Adams Living Trust advanced $500,000 to the Issuer in connection with a proposed refunding of the Issuer’s floor plan financing. The Issuer has also requested that the Reporting Person advance additional $2 million to consummate such proposed floor plan refunding and, in connection therewith, has requested that the Reporting person convert both the $500,000 advance made on September 13, 2002 and the Convertible Debt into Common Stock. If the $500,00 advance and the Convertible Debt are converted (or if additional shares of Common Stock are purchased by the Reporting Person for all or a substantial part of the additional $2 million requested by the Issuer) at a price per share near the level of the recent trading price for the Common Stock, the Reporting Person would acquire more than 70% of the Issuer’s outstanding Common Stock after giving effect to such conversions or purchases.  The Reporting Person has not committed to make such additional investment or to convert any of its current holdings.

Item 4.    Purpose of Transaction.

The purchases herein reported by the Reporting Person were for investment purposes.  The Reporting Person also owns a controlling interest in Affinity Group Holding, Inc. (“Affinity”), a member-based marketing organization with retail outlets in the United States.  Affinity operates the Good Sam Club, the President’s Club and the Coast to Coast Club for owners and operators of recreation vehicles and other recreation enthusiasts, including providing membership publications and products and services targeted to the recreational interests of club members.  Affinity also owns Camping World, a national specialty retailer of merchandise and services for RV owners, and one RV dealership.  There may be certain synergies between the Issuer and Affinity that may be explored by the parties.  In March 2002, Issuer and Affinity Group, Inc. (“AGI”), a subsidiary of Affinity, entered into an endorsement agreement pursuant to which, for a royalty payment of $1,500,000, AGI granted Issuer a limited non-exclusive license to use AGI’s Good Sam trademarks.

(a)           The Reporting Person may also make additional purchases of the Issuer’s securities and may convert existing convertible securities of the Issuer.  Specifically, the $500,000 advanced on September 13, 2002 may be converted into the Issuer’s Common Stock.  If the Reporting Person decides to fund all or part of the Issuer’s request for an additional $2 million in connection with a refunding of the Issuer’s floor plan financing, such additional investment may be in the form of convertible debt or Common Stock.  Also, the Convertible Debt may be converted into Common Stock in connection with the refunding of the floor plan financing.

(b)           None at the present time.

(c)           An affiliate of the Reporting Person has agreed in principle to purchase, under certain circumstances, the real property in Las Cruces, New Mexico where the Issuer operates one of its recreational dealerships and to lease back the property to the Issuer under a triple net, long-term lease.  Such purchase is expected to be consummated at a purchase price of $860,000 within the next ten business days.  The Reporting Person has been advised by the Issuer that the net proceeds of such sale are to be applied to reduce the Issuer’s floor plan financing.  The Issuer has granted the Reporting Person or his assignee, a right of first refusal to purchase the Reporting Person’s retail locations at Las Cruces, New Mexico and Spartanburg, South Carolina.

(d)           None at the present time, but the securities purchase agreement pursuant to which the Reporting Person and others acquired the Series A Preferred Stock provides that the holders of a majority of the shares of the Series A Preferred Stock can request a designee to the Issuer’s board of directors upon 61days prior written notice.

(e)           The terms of the Series A Preferred Stock and the Series AA-2 Preferred Stock require the quarterly payment of the dividends on the outstanding shares of the respective preferred series at an annual rate of 10% of the issuance price of $100 per share.  In addition, if dividends are paid on the Common Stock, the holders of the shares of the respective preferred shares will be paid the same dividend as paid in respect to the Common Stock as if the shares of the Series A Preferred Stock had been converted into Common Stock.

(f)            None at the present time.

(g)           Issuance of the Series A Preferred Stock required an amendment to the Issuer’s Certificate of Incorporation through the filing of a Certificate of Designation, Rights and Preferences of the Series A Preferred Stock.  Issuance of the Series AA-2 Preferred Stock required an amendment to the Issuer’s Certificate of Incorporation through the filing of a Certificate of Designation, Rights and Preferences of the Series AA-2 Preferred Stock.  The terms of the Series A Preferred Stock and the Series AA-2 Preferred Stock require the redemption of the Series A Preferred Stock and Series AA-2 Preferred Stock at 125% of the issuance price in the event of a sale, merger and consolidation of the Issuer or in the event the requisite shareholder approvals.  The Reporting Person has been informed by the Issuer that such approvals have been obtained.  Proceeds from the issuance of the Series AA-2 Preferred Stock and Convertible Debt were required to be used for working capital purposes, including payment of the royalty due to AGI under the Endorsement Agreement.  On September 13, 2002, the Stephen Adams Living Trust advanced $500,000 to the Issuer in connection with a proposed refunding of the Issuer’s floor plan financing. The Issuer has requested that the Reporting Person advance another $2 million to consummate such proposed floor plan refunding and, in connection therewith, the Issuer may request that the Reporting Person convert the $500,000 advance made on September 13, 2002 and the Convertible Debt into Common Stock. If the $500,000 advance and the Convertible Debt are converted (or if additional shares of Common Stock are purchased by the Reporting Person for all or a substantial part of the additional $2 million requested by the Issuer) at a price per share near the level of the recent trading price for the Common Stock, the Reporting Person would acquire more than 70% of the Issuer’s outstanding Common Stock after giving effect to such conversions or purchases.  In addition, if the $500,000 advance on September 13, 2002 is converted to Common Stock at a price per share near the level of the recent trading price for the Common Stock ($.90 per share on September 17, 2002) or the additional $2 million investment requested by the Issuer is made through the sale of Common Stock or securities convertible into Common Stock at a price per share near the level of the recent trading price for the Common Stock, the anti-dilution provisions in the securities previously acquired by the Reporting Person would adjust the conversion (exercise) price of such securities to such lower price.

(h)           None at the present time.

(i)            None at the present time.

(j)            None at the present time, except as set forth above.

Item 5                     Interest in Securities of Issuer.

(a)           The Reporting Person beneficially owns 2,732,777 shares of Common Stock or 286.8% of the Issuer’s currently outstanding Common Stock.  Of the shares of Common Stock reported, 300,000 shares represent shares of Common Stock issuable upon conversion of Series

A Preferred Stock, 300,000 shares represent shares of Common Stock issuable upon conversion of Series AA-2 Preferred Stock, 1,777,777 shares represent shares of Common Stock issuable upon conversion of the Convertible Debt (based on a conversion price of $.90 per share representing the closing bid price for the Common Stock on September 17, 2002), 150,000 shares represent shares issuable upon exercise of warrants to purchase Common Stock, and 25,000 shares of Common Stock that are to be issued as part of the units purchased under the securities purchase agreement dated as of December 31, 2001.  Reference is made to footnotes (2) and (3) to the facing sheet to this Schedule 13D.

(b)           The Reporting Person has the sole voting and dispositive power over 775,000 shares of Common Stock beneficially owned by The Stephen Adams Living Trust, representing approximately 81.3% of the Issuer’s currently outstanding Common Stock. and over the 1,777,777 shares (based on a conversion price of $.90 per share representing the closing bid price for the Common Stock on September 17, 2002) and the 180,000 shares issuable upon exercise of the warrant beneficially owned by AGHI Finance Co, LLC, representing 205.4% of the Issuer’s currently outstanding Common Stock.

(c)           During the past sixty days, the persons named in Item 5(a) did not make any purchases of the Issuer’s Common Stock except as described in Item 5(a) above.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships with respect to
Securities of the Issuer.

None.

Item 7.                    Material to be filed as Exhibits.

None.

Signature

                After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	September 20, 2002

/s/ Stephen Adams
Stephen Adams